February 6, 2019

VIA EDGAR

Russell Mancuso
Branch Chief
Office of Electronics and Machinery
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
SANUWAVE Health, Inc.
Amendment No. 9 to Registration Statement on Form S-1
Filed January 25, 2019
File No. 333-213774

Dear Mr. Mancuso:

On behalf of our client, SANUWAVE Health, Inc. (the “Company”), this letter responds to comments discussed with the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via teleconference on February 4, 2019 regarding the above-referenced Amendment No. 9 to the Registration Statement on Form S-1 (the “Registration Statement”).

1.
The pending post-effective amendments to previous registration statements.

The Company acknowledges the Staff’s comments with respect to the pending post-effective amendments to the Company’s Registration Statement on Form S-1, file no. 333-195263 (the “2014 Registration Statement”) and the Company’s Registration Statement on Form S-1, file no. 333-208676 (the “2016 Registration Statement”). Concurrently with the filing of an amendment to the Registration Statement to reflect the disclosure described in the response to comment no. 2 below, the Company would submit a letter pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), requesting the consent of the SEC to withdraw (i) its Post-Effective Amendment No. 2 to the 2016 Registration Statement filed on July 2, 2018, (ii) its Post-Effective Amendment No. 3 to the 2016 Registration Statement filed on September 14, 2018, (iii) its Post-Effective Amendment No. 1 to the 2014 Registration Statement filed on July 2, 2018, and (iv) its Post-Effective Amendment No. 2 to the 2014 Registration Statement filed on September 14, 2018. The withdrawal will be requested because the Company’s reliance on Rule 457(p) of the Securities Act in footnote 5 to the fee table in the amendment to the Registration Statement filed September 23, 2016 effected a de-registration of the shares under the 2016 Registration Statement and the Company’s reliance on Rule 457(p) of the Securities Act in footnote 5 to the fee table in the amendment to the Registration Statement filed September 14, 2018 effected a de-registration of the shares under the 2014 Registration Statement. The Company recognizes that the post-effective amendments to the 2014 Registration Statement and 2016 Registration Statement are therefore duplicative and will request that they be withdrawn.

2.
Risk Factor disclosure regarding potential liability under Section 5 of the Securities Act related to certain transactions in the Company’s securities that were not registered, the were improperly deregistered or that occurred using a prospectus that did not meet the requirements of Section 10(a) of the Securities Act.

The Company acknowledges the Staff’s comments with respect to the disclosure on p. 7 of the Registration Statement and undertakes to revise such disclosure as follows:

In addition, we may have potential liability for certain sales, offers or issuances of equity securities of the Company in possible violation of federal securities laws. Pursuant to a Registration Statement on Form S-1 (Registration No. 333-208676), declared effective on February 16, 2016 (the “2016 Registration Statement”), the Company registered: a primary offering of up to $4,000,000 units, the Common Stock included as part of the units, the warrants included as part of the units, and the Common Stock issuable upon exercise of such warrants; a primary offering of up to $400,000 placement agent warrants and the Common Stock issuable upon exercise of such placement agent warrants; and a secondary offering of 23,545,144 shares of Common Stock held by certain selling stockholders named in the 2016 Registration Statement. We failed to pay the full filing fee amount that was due in accordance with rules and regulations under the Securities Act for the amount of securities that we sought to register when we filed the 2016 Registration Statement. In addition, in a post-effective amendment to the 2016 Registration Statement filed on September 23, 2016, too many placement agent warrants were inadvertently deregistered. The post-effective amendment stated that the Company had issued $180,100 of warrants to the placement agent and therefore deregistered $219,900 of placement agent warrants from the $400,000 total offering amount included in the Registration Statement. The actual warrants issued to the placement agent totaled $240,133.36, based on 3,001,667 Class L warrants issued with a $0.08 exercise price, and only $159,867 should have been deregistered in such post-effective amendment. To the extent that we have not registered or failed to maintain an effective registration statement with respect to any of the transactions in securities described above, and a violation of Section 5 of the Securities Act did in fact occur, eligible holders of our securities that participated in these offerings would have a right to rescind their transactions, and the Company may have to refund any amounts paid for the securities, which could have a materially adverse effect on the Company’s financial condition. Eligible securityholders have not filed a claim against the Company alleging a violation of Section 5 of the Securities Act with respect to these transactions, but they could file a claim in the future. Furthermore, the issuance of shares of Common Stock underlying certain of our warrants from the 2016 Registration Statement may have been in violation of Section 5 of the Securities Act and the rules and regulations under the Securities Act, because we did not update the prospectus in the 2016 Registration Statement for a period of time after the 2016 Registration Statement was declared effective and because our reliance on Rule 457(p) under the Securities Act in an amendment to our Registration Statement on Form S-1 (Registration No. 333-213774) filed on September 23, 2016 effected a deregistration of the securities registered under the 2016 Registration Statement. Eligible warrantholders have not filed a claim against the Company alleging a violation of Section 5 of the Securities Act, but they could file such a claim in the future. If a violation of Section 5 of the Securities Act did in fact occur, eligible warrantholders would have a right to rescind their exercises of warrants and the Company may have to refund any amounts paid for such exercises, which could have a materially adverse effect on the Company’s financial condition.

We would greatly appreciate your prompt consideration of this response, because the audited financial statements included in the registration statement will need to be updated if the registration is not declared effective by February 14, 2019. If you have any questions about this letter, please do not hesitate to call me at (415) 268-7096 or Dave Lynn at (202) 778-1603.

Very truly yours,

/s/ Murray Indick

Murray Indick

cc:
Kevin A. Richardson III, Acting Chief Executive Officer, SANUWAVE Health, Inc.
Lisa Sundstrom, Chief Financial Officer, SANUWAVE Health, Inc.